Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
(AA-) / Stable Credit Rating

Hadera, Israel, February 13, 2008 – American Israeli Paper Mills Ltd. (AMEX:AIP) [AIPM] announced that Maalot (the Israeli Securities Rating Company Ltd., affiliation of Standard and Poor’s, the entity responsible for credit rating in the Israeli market) decided to re-affirm the existing rating of (AA-)/Stable to the series of notes issued by the Company in the past.